Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 +1.512.320.9200 Phone +1.512.320.9292 Fax andrewskurth.com Carmelo Gordion +1.512.320.9290 Phone carmelogordian@andrewskurth.com

July 28, 2015

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LDR Holding Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-36095
Dear Mr. James:
We are submitting this letter on behalf of our client, LDR Holding Corporation, a Delaware corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 24, 2015 regarding the Annual Report Form 10-K filed by the Company on February 20, 2015. The numbered paragraphs below correspond to the number paragraphs in the comment letter. To facilitate your review, we have reproduced the text of the Staff’s Comments in italics below.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58
1.    We note that you reconcile Adjusted EBITDA to operating loss, as reported. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case appears to be net loss. Refer to question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise your disclosures in future filings to comply.
Response: The Company acknowledges the Staff’s Comment and in future filings will reconcile Adjusted EBITDA to net loss pursuant to the guidance noted in the Staff’s Comment.

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Securities and Exchange Commission
Re: LDR Holding Corporation
July 28, 2015

Item 9A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Accounting Firm, page 62
2.    Please revise this report in future Forms 10-K to include all the statements required by Item 308(a)(1) of Regulation S-K, including a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.
Response: The Company acknowledges the Staff’s Comment and in future filings will revise this report to include the information required by Item 308(a)(1) of Regulation S-K.
Use of Proceeds - Initial Public Offering, page 45
3.    Please describe to us the circumstance surrounding the Series C preferred stock and convertible notes held by certain of your directors and their affiliates that were not converted as planned upon consummation of the IPO, and tell us the amount of proceeds paid to them. Tell us where the transactions are reflected in your financial statements.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the treatment of the Company’s Series C preferred stock and convertible notes is consistent with the disclosure contained in the Company’s prospectus (the “IPO Prospectus”) filed with the Commission on October 9, 2013 in connection with the Company’s initial public offering. Disclosure regarding the payments to the holders of Series C preferred stock and convertible notes was also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission on March 4, 2014 (the “2014 Form 10-K”) and the Company’s Proxy Statement filed with the Commission on April 24, 2014 (the “2014 Proxy Statement”).
Specifically with respect to the Company’s Series C preferred stock, as disclosed in “Certain Relationships and Related Person Transactions-Series C Voting Agreement” on page 159 of the IPO Prospectus, the Company entered into an agreement with the holders of the Company’s Series C preferred stock pursuant to which, the Company agreed to pay the holders of the Series C preferred stock a payment in order for such holders to agree to vote in favor of converting their shares of Series C preferred stock into shares of the Company’s common stock in connection with the Company’s initial public offering. This payment was included in the “Use of Proceeds” section of the IPO Prospectus and, accordingly, was taken into account in the adjustments disclosed in the Company’s Summary Consolidated Financial Information and Selected Consolidated Financial Information disclosure that was included in the IPO Prospectus. In addition, the payment of approximately $17.1 million to the holders of the Company’s Series C Preferred Stock was reflected on: (i) the Company’s Consolidated Statements of Stockholders Equity (on page F-5) included with the 2014 Form 10-K as an adjustment to the Company’s total stockholders’ equity since such payment was treated as a dividend on the Company’s Series C preferred stock, and (ii) the Company’s Consolidated Statement of Cash Flows (on page F-6) included with the 2014 Form 10-K as a dividend payment to the holders of the Company’s Series C preferred stock. This payment was also disclosed in Note 10 (Stockholders’ Equity) on page F-17 in the financial statements filed with the 2014 Form 10-K. These payments were also disclosed on page 43 of the 2014 Proxy Statement “Certain Relationships and Related Person Transactions-Series C Voting Agreement.”

Securities and Exchange Commission
Re: LDR Holding Corporation
July 28, 2015

With respect to the conversion of the convertible notes, as disclosed in “Certain Relationships and Related Person Transactions-Convertible Note Financing” on pages 155-156 of the IPO Prospectus, certain of the holders of the Company’s convertible notes elected (in lieu of converting the principal and interest into the Company’s common stock upon the consummation of the initial public offering) to receive a cash payment of approximately $2.7 million upon the consummation of the Company’s initial public offering. This cash payment was included in the “Use of Proceeds” section of the IPO Prospectus and, accordingly, was taken into account in the adjustments disclosed in the Company’s Summary Consolidated Financial Information and Selected Consolidated Financial Information disclosure that was included in the IPO Prospectus. This cash payment was also disclosed in Note 9(d) (Long-Term Debt-(d) Convertible Notes) on page F-16 in the financial statements filed with the 2014 Form 10-K. This cash payment was also disclosed on pages 40-41 of the 2014 Proxy Statement “Certain Relationships and Related Person Transactions-Convertible Note Financing.” The total amount of cash paid with respect to the convertible notes was $2,786,592, which was recorded as a reduction in cash and cash equivalents, with offsetting reductions related to the principal amount of $2,565,123 recorded to long-term debt, net of discounts, and accrued interest of $221,469 recorded to other long-term liabilities.
Item 8. Financial Statements
Note 2. Significant Accounting Policies
(f) Accounts Receivable, page F-9
4.    Please revise the note in future filings to describe your accounting policy for determining your allowance for doubtful accounts, including how you apply the conditions outlined in FASB ASC 310-10-35-8 for recognizing losses. Also refer to FASB ASC 235-10-50.
Response: The Company acknowledges the Staff’s Comment and in future filings will revise this note to describe the Company’s accounting policy for determining its allowance for doubtful accounts, including how the Company applies the conditions outlined in FASB ASC 310-10-35-8 for recognizing losses. The Company intends to update its disclosure as follows in future filings: “The Company generally extends credit to customers without requiring collateral; however in certain situations customers may be required to provide prepayment or a letter of credit. Accounts receivable are carried at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates accounts receivable and estimates an allowance for doubtful accounts, as needed, based on various factors, such as customers’ current credit conditions and history of payment, length of time past due, and the general economy as a whole. Receivables are written off against the allowance when they are deemed uncollectible.”
(m) Shipping and Handling, page F-11
5.    We note that you bill your customers for shipping and handling and then include that revenue as a credit against your cost of goods sold. Please tell us how your policy complies with FASB ASC 605-45-45-19 and 605-45-45-20.
Response: The Company respectively advises the Staff that it does not invoice customers for shipping and handling fees. In certain circumstances when expedited shipments occur, the Company may invoice the customer a nominal delivery fee. The delivery fees are included in revenue in accordance with FASB ASC 605-45-45-20, while the shipping costs incurred by the Company are included in cost of goods

Securities and Exchange Commission
Re: LDR Holding Corporation
July 28, 2015

sold. To clarify this treatment, the Company intends to update its disclosure as follows in future filings: “Amounts billed to customers related to shipping and handling are included in revenues. Shipping and handling costs are included in cost of goods sold when related to revenue producing activities.”
(q) Stock-Based Compensation, page F-11
6.    On page 54, you disclose that your forfeiture rate in 2012, 2013, and 2014 is 4.3%, 7.9%, and 8.2%, respectively, and that actual forfeitures through December 31, 2014 have not been material. In this note you state that you adjust for actual forfeitures in the period in which they occur. Given the yearly increases in your forfeiture rate noted above, please explain how you determine your forfeiture rate (the estimate) as well as the rate of actual forfeitures in each period. Please also tell us how you applied FASB ASC 718-10-35-3 in determining your compensation cost each period, including how you revise your estimates for the actual number of instruments for which the requisite service period has been rendered.
Response: The Company advises the Staff that the Company estimates its pre-vesting forfeiture rate based on the historical rate at which stock option awards have been forfeited. The pre-vesting forfeiture rate is calculated annually and assessed for reasonableness on a quarterly basis, considering both actual forfeitures experienced to date and a best estimate of future forfeitures of currently outstanding unvested awards. The Company utilizes a stock option software tool that calculates actual forfeitures at the award level during the period based on the forfeiture date. Compensation cost is calculated each period only for those awards that vest based on the requisite service period as required under FASB ASC 718-10-35-3 and compensation costs are not reversed when an award is forfeited after the requisite service period has been rendered. If the estimated number of pre-vesting awards changes from the actual number of awards vested, then the cumulative effect on the current period and prior periods is recognized as an adjustment to compensation costs in the period of change. For the year ended December 31, 2014, the current period adjustment was approximately $39,000.
Note 10. Stock-Based Compensation
(b) Stock Option Activity, page F-17
7.    You disclose that your risk free rate of return assumption is based upon observed interest rates appropriate for the expected term of stock awards. Please tell us what you mean by observed interest rates and explain how your policy complies with FASB ASC 718-10-55-28.
Response: In response to the Staff's Comment, we respectfully advise the Staff that our share based payments are denominated in U.S. dollars. Consequently, in accordance with FASB ASC 718-10-55-28, the Company utilizes yields on U.S. treasury zero-coupon bonds with maturity that is commensurate with the expected term for awards issued to employees and the contractual term for awards issued to non-employees. The Company confirms that in its future filings it will revise the disclosure to clarify the foregoing.

Securities and Exchange Commission
Re: LDR Holding Corporation
July 28, 2015

Note 13. Income Taxes, page F-19
8.    Please revise the note in future filings to disclose the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested. Please refer to FASB ASC 740-30-50-2(b).
Response: The Company acknowledges the Staff’s Comment and in future filings will revise this note to disclose the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested.

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In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Robert McNamara, Executive Vice President and Chief Financial Officer of the Company, with respect to certain matters.
If you have any questions or require any further information with regard to the foregoing, please contact the undersigned by phone at (512) 320-9290.
Respectfully submitted,
Andrews Kurth LLP
/s/ Carmelo Gordian____________
Carmelo Gordian

cc:	Christophe Lavigne (LDR Holding Corporation)
Scott Way (LDR Holding Corporation)